FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 5, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item
1.	ABN AMRO and Mellon agree to change of ownership of ABN AMRO Mellon Global Securities Services 5 July 2007

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Press Release

Tim Steele, Head of PR & Media Relations, ABN AMRO Mellon
(t) +44 (0) 20 7163 5850 // (m) +44 (0) 7921 231 837
tim.steele@abnamromellon.com

Piers Townsend, Head of PR, Corporate & Institutional, ABN AMRO
(t) +44 (0) 20 7678 8244 // (m) +44 (0) 7876 131 276
piers.townsend@uk.abnamro.com

London, July 5, 2007
For Immediate Release

ABN AMRO and Mellon agree to change of ownership of
ABN AMRO Mellon Global Securities Services

Mellon Bank N.A. has agreed to purchase ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities Services B.V., the joint venture company established by the shareholders in 2003 to provide global custody and related services to institutions outside North America.

The transaction – which is subject to certain conditions including regulatory and other approvals – is expected to close during Q3 2007, whereupon ABN AMRO Mellon will become a part of The Bank of New York Mellon Corporation, the new company created by the merger of The Bank of New York Company and Mellon Financial Corporation. Terms of the transaction were not disclosed.

Nadine Chakar, CEO of ABN AMRO Mellon, said: “This is a landmark day for ABN AMRO Mellon, which since its inception has continually raised the bar – and clients’ expectations – when it comes to delivering service excellence and product innovation. As part of The Bank of New York Mellon Corp. we will continue to provide our clients and staff with exciting new opportunities within the asset servicing sphere.

“Following its decision to merge with The Bank of New York, Mellon was keen to explore the possibility of taking full ownership of ABN AMRO Mellon. Both shareholders are in agreement that such a change of ownership is in the best interests of the JV and its clients. ABN AMRO remains one of our most important clients – we will continue to be ABN AMRO’s preferred provider.”

Chakar will retain her responsibilities as CEO of ABN AMRO Mellon in tandem with her new role within The Bank of New York Mellon, where she will be Head of EMEA for the BNY Mellon Asset Servicing group. The ABN AMRO Mellon Managing Board will likewise remain in place.

She added: “From the outset the JV was structured to avoid disruption in the event of any change of ownership. Accordingly, ABN AMRO Mellon’s focus on our clients will not waver, and we will maintain the highest degree of operational continuity as we take our business to the next level. Relationships with existing clients will not change, with client-facing staff retaining their current roles supporting the same clients.”

//  ENDS

Notes to the Editor:

ABN AMRO Mellon Global Securities Services B.V. is the 50-50 joint venture established by ABN AMRO Bank N.V. and Mellon Financial Corporation in 2003. It provides global custody and related services to institutions around the world outside North America. The company combines ABN AMRO’s worldwide servicing presence with Mellon’s advanced technology and product capabilities. Value-added products and services include compliance monitoring, investment accounting, performance measurement and analytics.

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 1,054.60 billion (as at 31 March 2007). It has more than 4,500 branches in 53 countries, and has a staff of more than 107,000 full-time equivalents worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange.

The Bank of New York Mellon Corporation [NYSE:  BK] is a global financial services company focused on helping clients move and manage their financial assets, operating in 37 countries and serving more than 100 markets. The company is a leading provider of financial services for institutions, corporations and high net worth individuals, providing superior asset and wealth management, asset servicing, issuer services and treasury services through a worldwide client-focused team. It has more than $18 trillion in assets under custody and administration, $1 trillion in assets under management and $8 trillion in assets under trusteeship.  Additional information is available at www.bnymellon.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: July 5, 2007	By:	/s/ Dies Donker

		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Petri Hofsté

		Name:	Petri Hofsté
		Title:	Group Accounting Officer